Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

December 1, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Amendment No. 5 to Registration Statement on Form F-1 Filed November 4, 2021 File No. 333-258659

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated November 29, 2021, commenting on the Company’s Amendment No. 5 to its Registration Statement on Form F-1 filed November 4, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 5 to Registration Statement on Form F-1 filed November 4, 2021

Risk Factors, page 21

1.  We note your correspondence to comments 1 and 2 providing that you do not face any risk of delisting and/or prohibition from trading under the Holding Foreign Companies Accountable Act as you are currently retaining a U.S. based auditor that is registered with the PCAOB. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate your auditor completely, such as the risk that future audit reports may not be prepared by auditors that are completely inspected by the PCAOB or the lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures.

Response: In response to this comment, the Company has amended the Registration Statement to include an additional risk factor addressing this concern. In addition, a summary of the new risk factor has been added to the Summary of Significant Risk Factors section.

Jane Park

United States Securities and Exchange Commission

December 1, 2021

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.